UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Jutland Enterprises, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   482209 10 3
                                 (CUSIP Number)


Richard D. Surber, 268 West 400 South, Salt Lake City, Utah 84101 (801) 575-8073 Ext. 106 (Name, address and telephone number of person authorized to receive notices and communications)


                                 March 24, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 482209 10 3                      Page 2 of 12 Pages including exhibits
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hudson Consulting Group, Inc.  ("Hudson")
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A) ( )
                                                              (B) ( )
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS
2(d) or 2(E).     [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson does business in the State of Utah and is incorporated in the State of Nevada.
--------------------------------------------------------------------------------
                7)  SOLE VOTING POWER                      2,246,224
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8)  SHARED VOTING POWER                    0
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       9)  SOLE DISPOSITIVE POWER                 2,246,224
PERSON WITH
                ----------------------------------------------------------------
               10)  SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,246,224
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
CO

Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Jutland Enterprises, Inc. ("Common Stock"). Jutland Enterprises, Inc. ("Jutland") is a Delaware corporation with principal offices at 268 West 400 South, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This  schedule  is  filed  by   Hudson  Consulting  Group,  Inc.,  a  Nevada
corporation ("Hudson").

(b) The business address for Hudson is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of Hudson is providing financial and business consulting services.

(d) Hudson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Hudson has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson is a Nevada corporation

Item 3.  Source and Amount of Funds or Other Consideration

         The 2,246,224 shares that are the impetus for filing this schedule were acquired by Hudson from Andrew Thorburn, pursuant to a Stock Purchase Agreement ("Agreement"). Pursuant to the Agreement, Hudson purchased the 2,246,224 shares of Jutland's common stock for $10,000 cash.


Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Jutland. Hudson is a financial consulting firm that specializes in assisting private companies in becoming public, debt settlement and other business related services.

         Jutland apparently ceased operations sometime in 1996 and has essentially been dormant since that time. Jutland's management, directors, and officers had either resigned or abandoned their position. Furthermore, Jutland's corporate charter had been revoked and Jutland has not filed any reports with the Securities and Exchange Commission since the third quarter of 1993.

         Hudson's intentions are to assist Jutland by reinstating Jutland's corporate charter, settle Jutland's debts with equity securities, assist Jutland in filing and bringing the necessary disclosure documents current with the Securities and Exchange Commission, and find suitable operations for Jutland through a merger or acquisition.

         In order to begin rehabilitating Jutland, Hudson has filled the vacancies on the board of Jutland. Hudson pursuant to Delaware General Corporation Law under ss.ss.268(a) and 141(k) appointed Richard Surber as a director and president and Saundra McFadden as a director and secretary of Jutland on April 7, 1999.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Hudson may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Hudson has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Hudson is 2,246,224 shares of Common Stock which were acquired pursuant to the Stock Purchase Agreement Exchange Agreement dated March 22, 1999.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements, understandings or relationships with respect to securities of Jutland.

Item 7.  Material to Be Filed as Exhibits.

         A. Attached as Exhibit A is a copy of the Stock Purchase Agreement dated March 22, 1999 between Hudson and Andrew Thorburn.

         B. Attached as Exhibit B is a copy of a Shareholder Consent to Action Without a Meeting appointing directors to Jutland's vacant board.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          Hudson Consulting Group, Inc.


Date: 4/9/99              /s/ Richard D. Surber
      ------              ----------------------------
                          Richard D. Surber, President







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).